Filed by Veritex Holdings, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Green Bancorp, Inc.
Commission File Number: 001-36580

As our Banks merge, the journey on our Road to Success gets smoother. Combined, we will become better, smarter and stronger, as One!

As our two banks combine, it is critical that everyone clearly understands the who, what, when, and how of our shared transition plan. We want to introduce you to our Executive Steering Committee who will do just that. They will be responsible for the clarity and accountability during this process.

The Executive Steering Committee will consist of Malcolm Holland, LaVonda Renfro, Jeff Kesler, Clay Riebe, Michael Bryan, Angela Harper, Geoff Greenwade, Donald Perschbacher, and Terry Earley. The Executive Steering Committee’s role during the transition is to set strategic direction and provide oversight and guidance. This committee will validate integration strategy, resolve key issues, and assign key program and project leaders who will in turn develop the process of managing several projects simultaneously under the integration program. Additionally, the ESC will provide governance and decision support, maintain alignment with vision, and will approve capital requests and budgets.

Guiding Principles

•	Take care of the customer…today, to maintain business momentum and in the future as we design and deploy the business model

•	Leverage best practices and best people across both organizations

•	Establish ownership throughout the company we are building together

•	Leverage business strengths of each situation across the combined geography

•	Consistent messaging by communicating internally and externally in tandem

•	Do not sweep issues under the rug; escalate all issues to the Integration Leadership Team

All communications will continue to outline and define the mission and strategies of Veritex Community Bank, as well as answer your frequently asked questions. In the coming weeks we will introduce our Project Team Leaders and the Sub Teams that will work collaboratively to integrate all bank’s departments. Finally, it is our intent to roll out the organizational structure by the middle of the 4th quarter. Thanks for all you are doing to serve our customers and make each bank successful!

Veritex Community Bank 8214 Westchester Drive Suite 400 Dallas, TX 75225

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex Holdings, Inc. (“Veritex”) of Green Bancorp, Inc. (“Green”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
In connection with the proposed transaction, Veritex plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a joint proxy statement of Veritex and Green and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Veritex and Green may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY VERITEX AND GREEN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Veritex and Green through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225, or by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098.
Participants in the Solicitation
Veritex, Green and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018, and information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-looking Statements
This letter includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Veritex’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect future

Veritex Community Bank 8214 Westchester Drive Suite 400 Dallas, TX 75225

results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Veritex and Green will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Veritex or Green have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of Veritex and Green. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Green for the year ended December 31, 2017 and any updates to those risk factors set forth in Veritex’s and Green’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Veritex or Green anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Veritex nor Green undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this letter are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Veritex Community Bank 8214 Westchester Drive Suite 400 Dallas, TX 75225